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August 3, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D. C. 20549

RE: Withdrawal of Form SB-2
    Nikky D. Corporation
    Registration No. 333-90064

Dear Sir:

On behalf of Nikky D. Corporation we hereby request that the subject registration statement filed on the EDGAR System under file number 333-90064 be withdrawn. Due to a change in financial circumstances it would be prudent to withdraw at this time. No securities were offered or sold under this registration statement pursuant to section 230.477 of Regulation C of the Securities Act of 1933.

If you have any further questions concerning this matter, please feel free to contact me.

Sincerely,

Jeff Bradley


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